
06061622

BIOTEL INCORPORATED



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V2

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06 Annual Report

"A World Class Provider of Contract Medical Devices, Software, and Clinical Research Services"

To Our Shareholders, Employees, Suppliers, and Customers:

Biotel Inc. (Trading Symbol: BTEL.OB) is a world class provider of contract medical devices, software and clinical research services. In fiscal year 2006, we continued our progress and growth including a year of record revenues, continued profitability, debt reduction and exceptional shareholder value. As a small, dynamic, and profitable microcap company focused on the medical industry, we believe Biotel offers unique growth opportunities for investors, employees, and business relationships.

Overview

Biotel has been implementing a strategy to expand its base of operations among medical companies who seek to outsource strategic items provided by various Biotel companies. From our operating subsidiaries located within the United States, we supply an array of products and services to provide for the research, development, testing, and manufacturing needs of our customers.

Biotel business units Braemar, Inc. and Agility Centralized Research Services, Inc., sell medical devices, technology and research services to medical companies. These subsidiaries design, manufacture, and test 24- and 48-hour Holter recorders, 30-day ECG event recorders, tissue extraction components, and flow control devices; provide 24/7 clinical ECG research services and Internet technologies; complete FDA, CE, and other regulatory testing; and develop, test, and manufacture other custom medical devices. These Biotel subsidiaries form a base of products and services which we believe are attractive to medical device and pharmaceutical companies, allowing accelerated and improved research, development, testing, and manufacturing operations for our customers.

Additionally, Advanced Biosensor Inc. sells maintenance services, Holter recorders and event recorders manufactured by Braemar, diagnostic Holter software provided by other vendors and Holter supplies to hospitals and clinics.


Braemar Inc.
DL900

Financial Results

Biotel revenues increased slightly this past year, but the core business involving sales to medical companies continued to grow. Braemar and Agility both posted revenue increases, but these were offset by planned reductions in sales to hospitals and clinics at Advanced Biosensor as a result of discontinued development and sales of proprietary Holter software.

In fiscal year 2006, Biotel operating income increased 10.4% to $771,000. The corporate income tax burden increased to 33% as the benefit of past carryforwards have been retired, resulting in after tax net income of $452,000, up from $444,000 the previous year. Payment of significant income taxes in fiscal year 2006 following years of net operating loss carryforwards signals Biotel's progress and financial health, despite the fact that the tax increases negatively impact our earnings comparisons.

Furthermore, increased net income was accomplished despite an after-tax investment of $415,000 in development of the Agility subsidiary and significant pre-tax adjustments including a $183,000 inventory reserve increase and payment of $45,000 to remove the potential for an environmental claim. The inventory adjustment primarily arose because a major customer placed on hold a pre-existing purchase order for a recently launched product line as it reworked its existing inventories of that product to new applications before accepting new deliveries. In short, Biotel increased its net income despite significant investments in new business opportunities and one time adjustments. Biotel approaches financial reporting conservatively, producing sound asset values. Additionally, we have been successful in lowering liabilities and potential liabilities.

Since 2002, Biotel has retired over $1.6 million dollars of long term debt, a more than four-fold reduction to just $456,000 as of June 30, 2006. Biotel completed fiscal year 2006 cash flow positive, funds its growth from operations, and has increased shareholders equity from $322,000 in 2002 to $3.3 million in 2006 without significant equity infusion.

Products and Services

Biotel concentrates on the proprietary design and build of medical devices branded for use by partner medical companies. Biotel vertically leverages its renowned medical device expertise in long term electrocardiogram ("ECG") diagnostic devices at its Agility subsidiary. Agility performs clinical research services on a range of medical products and clinical procedures. Agility assists its partner developers in their efforts to understand the ECG implications of the new techniques they have devised. Biotel's three subsidiaries, their products and services are described below:

Sales to Medical Companies

Braemar, Inc.: Braemar designs and builds medical devices which it private labels for substantial medical manufacturers. The technology developed typically remains the sole property of Braemar. While the Braemar name is not well known by end users at hospitals and clinics, Braemar products are sold under major labels around the world.

Braemar is the world's largest designer and manufacturer of Holter recorders. These devices allow physicians to monitor and analyze a patient's heart activity over a continuous period without the need for hospitalization. A Holter recorder is a portable, battery-powered diagnostic cardiology device that stores ECGs over a continuous time period (typically 24 to 48 hours). .Data is downloaded for analysis via a USB link or over the Internet.

Braemar is also a world leading manufacturer of digital cardiac event recorder products, which record heartbeats over several weeks as necessary to record infrequent events such as heart rhythm disturbances ("arrhythmia"). Instead of providing continuous monitoring, specific events and symptoms trigger the device to record heart functions. Data is downloaded for analysis in a manner similar to that for Holter recorders.

Braemar sees continued future growth in digital battery powered cardiac devices, such as Holter recorders and cardiac event recorders, including opportunities to integrate wireless technology for recording, storing and sharing data.

Braemar also has purchased the assets of Carolina Medical, a former Biotel subsidiary. Consequently, Braemar develops, manufactures and private labels medical devices used for fluid transport, flow measurement and ultrasound medical devices. These products are used in the liposuction and cosmetic surgery industry, including pump components, tissue separators and fluid infiltration devices. Braemar also manufactures electromagnetic blood flow instrumentation.

Braemar is a registered device manufacturer with the United States Food and Drug Administration ("FDA") and is required to meet the agency's Quality System Regulation. Braemar's Eagan, Minnesota and King, North Carolina manufacturing facilities are certified to and meet ISO 9001:2000; ISO14385; and EN46001 standards.



Agility Centralized Research Services, Inc.:

Agility contracts with substantial medical device companies, drug companies, and foundations to supply ECG data on new products and procedures to help determine their safety, effectiveness, and clinical utility. Agility provides round-the-clock seven-day/24-hour electrocardiogram ("ECG") data collection, reporting, and management services. On behalf of trial sponsors, Agility gathers ECG information from patients worldwide and provides ready access to the information over a secure Internet connection. Agility technicians specialize in tracking arrhythmias which may take days, weeks, or months to verify and trend. Agility customers frequently use data collected by Agility in developing FDA submissions on product safety and effectiveness or data presentations on new techniques that may affect public policy and clinical practice.



Agility has successfully completed independent and customer audits of its operations. Agility has administrative and service offices in Bannockburn, Illinois and sales offices in Eagan, Minnesota.



Sales to Clinics and Hospitals

Advanced Biosensor Inc.:

Advanced Biosensor, based in Columbia, South Carolina, markets to its longstanding customer base in medical clinics and hospitals. In the first quarter of fiscal year 2006, Biotel terminated sales of an unprofitable software product line in accordance with plans, while continuing sales of Holter recorders, maintenance, and customer support for Advanced Biosensor customers.
Accordingly, Advanced Biosensor revenues diminished 21% while profitability at this subsidiary reversed previous operating losses and produced healthy business.

Business Development

New Medical Device Introductions

Biotel has been gratified to witness the continued expansion and deepening of our contract design and manufacturing relationships with medical partners.
In fiscal year 2006, Biotel increased its research and development commitment substantially to $1.2 million, up 23%. Our development team produced several new medical device innovations, including:

New Holter platform. Braemar has been working with its customer partners to develop the next generation of Holter recorders. These devices are under development in either 12 lead or 3 lead configurations and offer an exceptional blend of small size, visible display, and operator controls.

Atrial Fibrillation Monitoring. Braemar enhanced the automated analysis software available in its event recorders. Automated detection capabilities include atrial fibrillation, bradycardia, tachycardia, and pauses.
Atrial fibrillation, a cardiac rhythm irregularity that affects approximately 2 million people in the United States, is a leading cause of stroke. Using specialized algorithms operating within the event recorders, patients are able to be evaluated as they conduct their normal lives. Using automated event recorders, clinicians are able to remotely locate important arrhythmias using computerized support in addition to patient symptoms.



Portable Liposuction. Working with a major customer, Braemar has developed and is building a portable liposuction prototype that will allow cosmetic surgery procedures to be performed in a wider range of clinical settings. Braemar is an industry leader in medical pumps, electromechanical controls, and tissue extraction technologies. We are a world leader in cosmetic surgery devices and equipment used to perform liposuction procedures.

Developments at Agility Centralized Research Services

Early in fiscal year 2005, Biotel completed the purchase and start up of Agility Centralized Research Services, Inc. It has taken some time for Agility to contract with trial sponsors to provide research services, for sponsors to achieve FDA and other regulatory clearances to begin clinical trials, for preparation and training of the clinical sites, followed by trial launch and patient enrollment. This is an exciting period for Agility, as a number of new trials are expected to launch in the coming months. We project expanding patient enrollments by the third quarter of fiscal year 2007. Agility receives revenues for monitoring services performed on enrolled patients, and we believe that Agility will achieve break-even on its operations by the end of this fiscal year.

The market for ECG clinical services is large, and Agility operates within a niche of that industry. Agility technicians have expertise in direct patient contact and ECG rhythm recognition. As a result, clinical studies that require more extensive patient management and evaluation using longer term ECG devices have become a growing market sector for Agility contracts. Agility has contracted to support a number of trials evaluating atrial fibrillation therapies. Sponsors have primarily been medical device manufacturers, but we also have contracted to support trials on pharmaceuticals and on the feasibility of a medical procedure supported by National Institute of Health funding. Agility has been certified as 21 CFR Part 11 compliant by Regulatory/ Clinical Consultants, Inc. ("RxCCI"), a leading contract research organization ("CRO"). This certification is independent validation that Agility is a capable and competent provider in the ECG research marketplace.

There is growing medical interest in the development of treatment modalities for patients with atrial fibrillation. Agility supports such clinical trials to aid determinations regarding the long term success of therapy or recurrence of heart rhythm abnormalities. ECGs are received at Agility from event recorders and Holter recorders, allowing patient evaluation and support for weeks, months, and even years. Agility invests in both equipment and 24/7 operations, positioning Biotel in a growth industry which utilizes our core technologies including equipment and expertise developed at Braemar. Occasionally, Braemar has developed specific device implementations that are deemed useful in Agility trials.

Agility competes with a number of companies providing ECG clinical services, including eResearch Technology, CardioNet, and Biomedical Systems. Industry growth of ECG clinical service companies supporting new drugs, devices, and procedures has been substantial. We believe that eResearch Technology and Biomedical Systems tend to support trials that use clinic-based ECG machines and 24-hour Holter recorders to perform evaluations, whereas Agility trials usually require the use of longer term event recorders from home, supported by 24-hour Holter recorders. CardioNet receives ECG remotely from patients using its mobile cardiac outpatient telemetry. By comparison, event recorders as used by Agility are from mobile cardiac outpatients, but are selected by sponsors when patient symptoms or periodic home ECGs play a prevalent role in the determination of arrhythmia.

Agility provides convenient online Web tools that allow its customers to track the success of their device, pharmaceutical agent, or procedure during clinical trials. Biotel is optimistic that Agility's top-grade clinical trial management services will attract new business and strengthen its relationship with current customers. Biotel believes Agility adds a promising strategic dimension to its growth plans and is positioned to benefit from the need for increasing ECG research support.



The Board of Directors and Management Team of Biotel Inc.

Biotel is pleased to have the counsel of six seasoned businessmen on its Board of Directors, each of whom has served as a President and Chief Executive during their distinguished careers. The Biotel management team is comprised of outstanding, hard-working people in each of its operating divisions. Biotel believes its human resources are its most important asset and seeks to create an environment that fosters respect, development and growth for all of its capablable employees. Our Board members, executive officers and subsidiary officers, along with their backgrounds, are listed below:



L. John Ankney

[Board Member since 1998] has acted as an independent consultant to several companies since 1993. Previously, he served as President and Director for Transnational Electronic and Funding Corporation, a private investment, venture capital and management consulting company, and as a director of Digilog, Inc.



Judy E. Naus

[Biotel Chief Financial Officer and Braemar Chief Financial Officer & Vice President] holds a bachelor of arts degree in business administration/accounting from Augsburg College in Minneapolis, Minnesota and has been employed with Braemar since 1977. She was promoted to Chief Financial Officer of Biotel in 2003.



Stanley N. Bormann

[Board Member since 1999] served as the President of Braemar, Inc. from 1989 until he retired in October 2002. He continues to serve as a consultant to Braemar and Biotel. Mr. Bormann held positions at Honeywell International, Inc. in manufacturing engineering and with Control Data Corporation in engineering, field operation, product development and marketing.



B. Steven Springrose

[Board Member since 1982; Biotel President, Chief Executive Officer, and Secretary] has served as President and CEO of Biotel since 2003, He founded Biotel predecessor Biosensor Corp. in 1982 , and was its CEO and Chairman until combining to form Biotel in 1999. He also has been an independent pacemaker representative operating in four states, and has held marketing, sales, research and development, and operations positions with Guidant, Minntech, and Medtronic.



David A. Heiden

[Board Member since 1999] serves as Executive Vice President of Video Display Corporation. Previously, he was President and CEO of Urological Care America, Inc., President and CEO of Lithotripter Technologies of the Americas; and Vice President of Marketing and Sales for Dornier Medical Systems.



Harold A. Strandquist

[President of Braemar, Inc.] joined Braemar in 2002 and was subsequently promoted to President, also in 2002. He has previously held several executive management positions as Regional Sales Director for ELA Medical, Inc and Director of Sales and Marketing for Angeion Corporation. Mr. Strandquist also has worked for Medtronic Inc. and Dayton-Hudson in various sales, marketing, and customer support capacities.



C. Roger Jones

[Chairman and Board Member since 1998] currently serves as Biotel's Chairman of the Board and as an independent consultant to various medical related businesses. He previously served a long and notable career at Carolina Medical culminating in his role as President and Chief Operating Officer. Mr. Jones is also Chairman of Eagle Company, Inc.



Spencer M. Vawter

[Board Member since 1998] is currently a private consultant to several companies. He retired as Vice President of Argonaut Technologies Systems Inc. Previously, Mr. Vawter served as President and CEO of Camile Products, LLC and as President and Chief Executive Officer of several private urology, ultrasound and medical companies, including Mentor Urology, Avalon Technology, Biosound and various divisions of Boehringer Mannheim.

Common Stock

Biotel's common stock is traded on the Bulletin Board under the symbol BTEL.OB. The reported high and low bid prices for the fiscal quarters for the past two fiscal years ending June 30, 2006 are set forth in the table, as reported by Yahoo! Finance. These quotations represent prices between dealers and do not include retail markup, markdown or commission and may not represent actual transactions.

Looking Ahead

Biotel is increasing its commitment to research and development and its marketing programs as it enters fiscal year 2007. We are confident that our leading position in diagnostic ECG devices can be expanded and our clinical research services are building a model of success. As a result of a good management team, Biotel continues to produce sound profitability, a rarity among public companies of our size. Our vision expands and deepens relationships with medical organizations requiring medical devices, software or clinical research services. We believe that Biotel has a skilled and committed team that will provide exceptional value to such customers.

Sincerely,



Steve Springrose
Biotel President, CEO, and Secretary
October 25, 2006

Fiscal Year 2005

Quarter Ended	Low	High
September 30, 2004	$1.75	$2.50
December 31, 2004	$2.60	$3.60
March 31, 2005	$1.95	$3.05
June 30, 2005	$1.60	$3.00

Fiscal Year 2006

Quarter Ended	Low	High
September 30, 2005	$1.65	$2.35
December 31, 2005	$1.50	$2.35
March 31, 2006	$1.62	$2.25
June 30, 2006	$1.90	$3.00

As of June 30, 2006, Biotel had approximately 400 shareholders of record of our common stock. Biotel has paid no dividends.

Biotel files quarterly and annual reports with the Securities Exchange Commission (SEC), and filed its Annual Report on Form 10-KSB on September 28, 2006.

Copies of Biotel's SEC filings are available at www.sec.gov. *Biotel is pleased to provide a copy of its Annual Report on Form 10-KSB without charge.*


RECORD
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Biotel's net revenues for the year ended June 30, 2006, were $10,223,000, 0.5% above net revenues of $10,169,000 for the year ended June 30, 2005. In the fiscal year ended June 30, 2006, 37% of Biotel's revenues were derived from two customers. In the fiscal year ended June 30, 2005, 48% of Biotel's revenues were derived from three customers. The loss of one or more of these customers would have immediate significant adverse effect on our financial results.

Gross profit margin decreased to $4,137,000 (40.5%) for fiscal year 2006, compared to $4,325,000 (42.5%) in fiscal year 2005. Cost of sales and service increased to $6,087,000 for fiscal year 2006, compared to $5,844,000 for fiscal year 2005. The increase in cost of sales and service was primarily caused by changes in product mix resulting in a lower gross margin. Gross profit margin also decreased in part due to the planned discontinuation of software product lines at Advanced Biosensor, which revenues were associated with lower costs and higher expenses than other Biotel product lines.

Selling, general and administrative expenses decreased to $2,145,000 (21.0% of sales) for the year ended June 30, 2006, compared to $2,636,000 (25.9% of sales) for the year ended June 30, 2005. The decrease is primarily a result of planned changes in staffing to streamline selling and administrative operations. Selling expenses include salaries, commissions, benefits, travel expenses and other selling expenses.

Research and development expenditures for fiscal year 2006 were $1,221,000, an increase of 23.2% compared to $991,000 in fiscal year 2005. The increase was primarily the result of planned increases in development efforts during fiscal year 2006. Biotel engineering, management and administrative staff is used when non-recurring engineering ("NRE") services are sold to customers, and the engineering component of such activity is reported as cost of goods sold.

NRE service charges are paid by Biotel customers for work performed to develop new custom devices for customers. NRE charges are common in the industry and are non-recurring to the customer upon project completion, typically upon commencement of manufacturing and regular delivery of products. Biotel has a history of NRE revenues from period to period, as it is regularly engaged in new customer development activity. Biotel contracts with customers for NRE services and tracks development engineering costs, time and labor content spent on such projects.

Interest expenditures decreased to $64,000 for the year ended June 30, 2006, compared to interest expenditures of $74,000 for the year ended June 30, 2005. Interest expenditures decreased corresponding to the reduction in long term debt.

Net earnings for the year ended June 30, 2006, and June 30, 2005, were $452,000 and $444,000, respectively. Net earnings for the year ended June 30, 2006, were affected by costs associated with reduction of inventory for discontinued and mature product lines and potentially undeliverable inventories due to a customer's postponement of a product line. Net earnings for the year ended June 30, 2005 were primarily affected by expenditures associated with the costs of the acquisition, operation and integration of Agility.



Off-Balance Sheet Arrangements

Biotel does not have any off-balance sheet financing arrangements.

Liquidity and Capital Resources

Working capital increased to $2,131,000 at June 30, 2006, compared to $1,921,000 at June 30, 2005. Increase in working capital was largely a result of the decrease in the balance of the revolving line of credit.

Cash and cash equivalents were $51,000 at June 30, 2006, compared to $17,000 at June 30, 2005. The increase in cash was influenced by many factors, primarily operating activities and improvements in cost structures. The ratio of current assets to current liabilities ("current ratio") increased to 2.30 to one at June 30, 2006, compared to 1.89 to one at June 30, 2005.

Accounts receivable increased to $2,201,000 at June 30, 2006, versus $2,132,000 at June 30, 2005. The increase in accounts receivable was related to increasing sales activity and longer payment cycles of two major customers. To the extent that credit terms are extended to customers, Biotel's cash position is diminished and debt may be required to supplement cash flows. Accordingly, Biotel attempts to make timely collections from its customers in accordance with credit terms, extend credit only to credit worthy customers with a strong payment history, and to keep credit terms as short as is practicable.

In fiscal year 2006, $346,000 was used for capital expenditures, compared with $548,000 in fiscal year 2005. Biotel primarily invests in molds, tooling and fixtures for custom components used in its product lines. Levels of capital investment are expected to vary from year to year.

Inventory decreased to $1,141,000 for the year ended June 30, 2006, compared to $1,468,000 for the year ended June 30, 2005. During fiscal year 2006, a major customer placed on hold a pre-existing purchase order for a recently launched product line and informed Biotel of its plans to re-work and re-market its existing inventories to new applications prior to accepting additional deliveries of the product line. In June, 2006 Biotel made the assessment that its inventories for this revised product line had potentially lengthy lead times to delivery and may be undeliverable should market conditions unfavorably change. Accordingly, Biotel adjusted its inventory reserve in the amount of $170,000 to adjust its inventories of this product line. The adjustment also included a modest reserve for obsolescence of inventories surrounding the Company's electromagnetic flowmeter product lines. Biotel's subsidiaries manage inventories to provide safety stock and product flow for customers while controlling the amount of inventory.

Current liabilities decreased to $1,642,000 at June 30, 2006, compared to $2,166,000 on June 30, 2005. This decrease was primarily due to the decrease of $462,000 in the balance of the revolving line of credit.

Long term liabilities were reduced to $242,000 at June 30, 2006, compared to $450,000 at June 30, 2005, a reduction of approximately $154,000 as a result of payments made on notes outstanding.

As of June 30, 2006, stockholders' equity had increased to $3,311,000 from $2,858,000 at June 30, 2005. The increase in stockholder's equity was principally as a result of the increase in retained earnings.

Management believes that present cash balances, internally generated funds and its credit line should provide sufficient working capital to meet present and projected needs for the coming 12 months, including principal payments required under present debt instruments. There is no assurance that Biotel will be successful in obtaining additional working capital if more is required. Biotel believes it will be able to finance operations at its Agility subsidiary over the next 12 months using cash generated from Biotel operations and Biotel credit facilities.



HORIZONTAL OSCILLATOR
V-10(B)
6CG7
HORIZONTAL OUTPUT
V-11
6CU6
OR 6DQ6 OR 6DQ6A
V-12
1B3GT
H.V. RECTIFIER
+250V
BOOST 600V



BIOTEL INC. AND SUBSIDIARIES

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2006 AND 2005



BIOTEL INC. AND SUBSIDIARIES

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3
FINANCIAL STATEMENTS	
Consolidated balance sheets	F-4
Consolidated statements of income	F-5
Consolidated statements of cash flows	F-6
Consolidated statements of stockholders' equity	F-7
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-8 F-16

ElliottDavis
Accountants and Business Advisors

1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

Phone 803.256.0002
Fax 803.254.4724

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Biotel Inc. and Subsidiaries
Columbia, South Carolina

We have audited the accompanying consolidated balance sheets of ***Biotel Inc. and Subsidiaries*** (the Company) as of June 30, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biotel Inc. and Subsidiaries as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis LLC

September 27, 2006
Columbia, South Carolina

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2006	June 30, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 51,186	$ 17,045
Trade accounts receivable, net of allowance for doubtful accounts of $50,034 and $70,205 at June 30, 2006 and June 30, 2005, respectively	2,200,817	2,131,894
Inventories, net	1,141,289	1,468,439
Deferred tax asset	290,094	363,717
Prepaid expenses	87,607	99,451
Other current assets	1,800	6,142
Total Current Assets	3,772,793	4,086,688
PROPERTY & EQUIPMENT, Net	701,868	651,355
OTHER ASSETS		
Goodwill	695,551	695,551
Other assets	24,108	40,971
Total Other Assets	719,659	736,522
	$ 5,194,320	$ 5,474,565
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Revolving line of credit	$ 110,000	$ 572,012
Current portion of notes payable	268,717	252,645
Trade accounts payable	484,605	658,040
Accrued payroll and related liabilities	214,748	192,871
Deferred service contract revenue	168,470	187,023
Other accrued expenses	319,034	212,426
Accrued income taxes	76,545	90,662
Total Current Liabilities	1,642,119	2,165,679
LONG-TERM LIABILITIES:		
Notes payable	241,525	450,435
COMMITMENTS AND CONTINGENCIES (See Notes 7 and 8)		
Total Liabilities	1,883,644	2,616,114
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 stated value; 2,000,000 shares authorized; no shares issued	-	-
Common stock, $.01 stated value; 10,000,000 shares authorized; 2,649,827 shares issued	26,498	26,498
Additional paid-in capital	1,941,324	1,941,324
Retained earnings	1,342,854	890,629
Total Stockholders' Equity	3,310,676	2,858,451
	$ 5,194,320	$ 5,474,565

See notes to consolidated financial statements which are an integral part of these statements.

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended June 30,	
	2006	2005
SALES AND SERVICES	$ 10,223,332	$ 10,168,616
COST OF SALES AND SERVICES	6,086,599	5,843,515
GROSS PROFIT	4,136,733	4,325,101
OPERATING EXPENSES		
Selling and administrative	2,144,768	2,635,913
Research and development	1,220,742	990,869
Total operating expenses	3,365,510	3,626,782
INCOME FROM OPERATIONS	771,223	698,319
OTHER EXPENSE		
Interest	(63,736)	(73,714)
Miscellaneous	(32,931)	(22,351)
Total other expense	(96,667)	(96,065)
NET INCOME BEFORE PROVISION FOR INCOME TAXES	674,556	602,254
PROVISION FOR INCOME TAXES	222,331	158,120
NET INCOME	**$ 452,225**	**$ 444,134**
NET INCOME PER COMMON SHARE		
BASIC	**$ 0.17**	**$ 0.17**
DILUTED	**$ 0.16**	**$ 0.16**

See notes to consolidated financial statements which are an integral part of these statements.

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the years ended June 30, 2006	2005
OPERATING ACTIVITIES		
Net income	$ 452,225	$ 444,134
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	288,197	238,923
Deferred income tax	73,623	(28,050)
Decrease in allowance for doubtful accounts	(20,171)	(7,332)
Increase in inventory valuation allowance	183,224	64,365
Gain on disposal of fixed assets	(9,856)	-
Changes in deferred and accrued amounts		
Trade accounts receivable	(48,752)	(416,522)
Prepaid expenses	16,186	(58,114)
Inventories	143,926	(247,633)
Other assets	8,863	(24,435)
Trade accounts payable	(173,436)	87,442
Accrued payroll and related liabilities	30,195	(55,452)
Other accrued expenses	106,608	61,545
Deferred service contract revenue	(18,553)	(3,577)
Accrued income taxes	(14,117)	(9,288)
Net cash provided by operating activities	1,018,162	46,006
INVESTING ACTIVITIES		
Purchases of property and equipment	(345,928)	(548,186)
Proceeds from sale of property and equipment	25,075	-
Net cash used for investing activities	(320,853)	(548,186)
FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	29,875
Net change on line of credit	(462,012)	572,012
Payments of notes payable	(201,156)	(200,780)
Net cash provided for (used for) financing activities	(663,168)	401,107
Net increase (decrease) in cash and cash equivalents	34,141	(101,073)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	17,045	118,118
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 51,186	$ 17,045
CASH PAID FOR		
Interest Expense	$ 53,157	$ 65,722
Income Taxes	$ 162,325	$ 174,495
NONCASH FINANCING ACTIVITY		
Increase in note payable for accrued interest	$ 8,318	$ -

See notes to financial statements which are an integral part of these statements.

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the years ended June 30, 2006 and 2005

	Common Stock		Additional Paid-In	Retained	
	Amount	Shares	Capital	Earnings	Total
Balance, June 30, 2004	$ 25,768	2,576,827	$ 1,912,179	$ 446,495	$ 2,384,442
Exercise of stock options	730	73,000	29,145	-	29,875
Net Income	-	-	-	444,134	444,134
Balance, June 30, 2005	26,498	2,649,827	1,941,324	890,629	2,858,451
Exercise of stock options					
Net Income	-	-	-	452,225	452,225
Balance, June 30, 2006	$ 26,498	2,649,827	$ 1,941,324	$ 1,342,854	$ 3,310,676

See notes to consolidated financial statements which are an integral part of these statements.



BIOTEL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS AND CORPORATE ORGANIZATION

Biotel Inc. (Parent Company) and Subsidiaries (the Company) includes the wholly owned subsidiaries of Braemar, I Advanced Biosensor Inc., and Agility Centralized Research Services, Inc. Braemar, Inc. designs, manufactures and servi diagnostic cardiology devices including 24- and 48-hour Holter recorders and 30-day cardiac ECG event recorders. Braemar, throu its acquisition of Carolina Medical (See Note 15), also manufactures and services components used in liposuction treatments a diagnostic equipment used in ultrasound imaging and blood flow measurement. Braemar, Inc. primarily sells to original equipm manufacturing (OEM) customers who use the Company's products as components in their medical product lines. Advanc Biosensor Inc. designs diagnostic Holter software which it integrates and sells in combination with Braemar recorders and ot cardiopulmonary diagnostic equipment to end-users in hospitals and clinics. Agility Centralized Research Services, Inc., which v acquired by Biotel Inc. on July 1, 2004, provides 24-hour/day 7-day/week electrocardiogram (ECG) data and management services the medical device and pharmaceutical industries, contract research and academic research organizations worldwide for cardiac saf and therapeutic evaluation purposes within clinical trials.

The Company's sales consist of national and international sales.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
The consolidated financial statements include the accounts of Biotel Inc. and its wholly owned subsidiaries (collectively, Company). Significant intercompany accounts and transactions are eliminated in consolidation.

Management estimates
Management uses estimates and assumptions in preparing consolidated financial statements. Those estimates and assumptions n affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenues a expenses. Significant estimates used in preparing these consolidated financial statements include those assumed in computing allowance for doubtful receivable accounts, inventory valuation allowances, warranty reserves and deferred income tax valuat allowances. Actual results could differ from those estimates.

Concentrations of credit risk
At times the Company maintains bank deposits in excess of the federally insured limit. Management monitors the soundness of th financial institutions and feels the Company's risk is negligible.

The Company sells its products to customers on credit in the ordinary course of business. A customer's credit history is reviewed must meet certain standards before credit is extended. The Company establishes an allowance for doubtful accounts based u factors surrounding the credit risk of specific customers, historical trends and other information.

Advertising and marketing
The Company follows the policy of charging the costs of advertising, except for costs associated with direct response advertising operating expenses as incurred. During the years ending June 30, 2006 and 2005, advertising expenses totaled approximately $19, and $65,000, respectively.

Inventories
Inventories are valued at the lower of cost (using the average and first-in first-out cost methods) or market. Company managem periodically reviews inventory for specific future usage, and estimates of impairment of individual inventory items are recorded a reserve to reduce inventories to the lower of cost or market.

Property and equipment
Property, equipment and leasehold improvements are recorded at cost. Depreciation is calculated using the straight-line or declini balance methods over estimated useful lives of three to ten years for equipment, three to five years for automobiles and two to thi one years for leasehold improvements. Maintenance and repairs which do not improve or extend the useful lives of assets are char to expense as incurred.

(Continu



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Goodwill
The Company accounts for the purchase price in excess of tangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. The goodwill arose from the acquisition of Braemar, Inc. Goodwill is deemed to have an indefinite useful life and is subject to impairment tests performed at least annually. During 2006 and 2005, such test of goodwill determined the recorded goodwill had not been impaired.

Service contracts
Amounts billed to customers for service contracts are recognized as income over the term of the agreements, and the associated costs are recognized as incurred. At June 30, 2006 and 2005, current liabilities include service contract revenue deferrals of approximately $168,000 and $187,000, respectively.

Warranty reserve
The Company offers warranties of up to a year to its customers depending on the specific product sold. The Company's warranties require it to repair or replace defective products during the warranty period at no cost to the customer. The Company records a liability for estimated costs that may be incurred under its warranties based on recorded sales. Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts. The Company periodically assesses the adequacy of its recorded liability and adjusts the balance as necessary. At June 30, 2006 and 2005, the warranty reserve totaled $97,471 and $79,062, respectively, and this amount is included in Other Accrued Expenses. The following is a reconciliation of the aggregate warranty liability as of June 30, 2006 and 2005:

	2006	2005
Balance, beginning of year	$ 79,062	$ 98,316
Claims paid	(75,176)	(105,516)
Additional warranties issued and revisions in estimates of previously issued warranties	93,585	86,262
Balance, end of year	$ 97,471	$ 79,062

Revenue recognition
Revenues from medical equipment and software sales are recognized at date of shipment when title passes to the customer. There are no customer acceptance provisions, and the right to return exists only in cases of damaged product or non-compliance with customer specifications.

The Company's revenue recognition complies with the accounting and disclosure requirements of Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101.

Net income per common share
Net income per common share amounts are calculated under the provisions of SFAS No. 128, *Earnings per Share*. SFAS No. 128 requires the Company to report both basic net income per share, which is based on the weighted-average number of common shares outstanding, and diluted net income per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive shares outstanding.

Stock options plans
The Company has elected to account for its stock-based compensation under the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Accordingly, the Company accounts for its employee stock option plan under the provisions of Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees*, for the measurement and recognition of its stock-based compensation. Under the provisions of APB No. 25, the Company recognized no compensation expense related to options granted. However, SFAS No. 123 requires the Company to disclose pro forma information regarding option grants made to its employees and board of directors. SFAS No. 123 specifies certain valuation techniques that produce estimated compensation charges that are included in the pro forma results below.

(Continued)

SFAS No. 123 pro forma amounts are as follows for the fiscal years ended June 30, 2006 and 2005:

	2006	2005
Net income, as reported	$ 452,225	$ 444,134
Less: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of related tax effects	42,036	90,898
Pro forma net income	$ 410,189	$ 353,236
Pro forma basic net income per share	$ 0.15	$ 0.15
Pro forma diluted net income per share	$ 0.15	$ 0.14
Basic net income per share as reported	$ 0.17	$ 0.17
Diluted net income per share as reported	$ 0.16	$ 0.16

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pric model. For the options issued, the following weighted average assumptions were used for the year ending June 30, 2006 and 20 risk-free interest rates based on date of issuance of 3.72% to 4.32%, no expected dividends, a volatility factor of 298.33 and 74. respectively, an expected life of the options of 5-10 years (amortized over the vesting period) and expected vesting of the option 100%.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vest restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumpti including the expected stock price volatility. Because the Company's employee stock options have characteristics significa different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair va estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of Bi Inc.'s options.

Research and Development

Research and development costs are charged to operations as incurred. These costs are for proprietary research and developm activities that are expected to contribute to the future profitability of the Company.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of ta currently due plus deferred taxes. Deferred taxes relate primarily to differences between financial and income tax reporting for basis of inventory, accounts receivable, property and equipment and accrued liabilities. The deferred tax accounts represent the fut tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovere settled. Deferred taxes may also be recognized for operating losses that are available to offset future taxable income. Valuat allowances are established when necessary to reduce deferred tax assets to the amount management expects is more likely than no be realized.

Cash and cash equivalents

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be c equivalents.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting and disclosure of finan information by the Company.

In December, 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123(R)). SFAS No. 123 will require companies to measure all employee stock-based compensation awards using a fair value method and record such expe in its financial statements. In addition, the adoption of SFAS No 123(R) requires additional accounting and disclosure related to income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of first annual reporting period beginning after December 15, 2005. The Company is currently evaluating the impact that the adoptio SFAS No. 123(R) will have on its financial position, results of operation and cash flows. The cumulative effective of adoption, if a will be measured and recognized in the statement of operations on the date of adoption.

(Continu



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Recently issued accounting standards (continued)
In April, 2005, the Securities and Exchange Commission's Office of the Chief Accountant and its Division of Corporate Finance issued Staff Accounting Bulletin (SAB) No. 107 to provide guidance regarding the application of SFAS No. 123(R). SAB No. 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 also reminds public companies of the importance of including disclosures within filings made with the SEC relating to the accounting for share-based payment transactions, particularly during the transition to SFAS No. 123(R).

During 2005, the FASB issued four FSP's related to the implementation of SFAS No. 123(R). These FSP's related to (1) the classification and measurement of freestanding financial instruments originally issued in exchange for employee services, (2) the application of grant date as defined in SFAS No. 123(R), (3) the transition election related to accounting for the tax effects of share-based payment awards, and (4) the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. The issuance of these FSP's by the FASB is intended to clarify the interpretation of the guidance related to these specific issues when implementing SFAS No. 123(R).

In May, 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Correction – a replacement of APB Opinion No. 20 and FASB Statement No. 3*. SFAS No. 154 establishes retrospective application as the required method for reporting a change in accounting principle, unless it is impracticable, in which case the changes should be applied to the latest practicable date presented. SFAS No. 154 also requires that a correction of an error be reported as a prior period adjustment by restating prior period financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Other accounting standards that have been issued or proposed by the PCAOB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 3 - INVENTORIES

As of June 30, 2006 and 2005, inventories consist of the following:

	2006	2005
Raw materials and supplies	$ 1,296,078	$ 1,332,661
Work in process	-	67,243
Finished Goods	351,340	376,630
Evaluation units and replacements	7,082	21,892
	1,654,500	1,798,426
Valuation Allowance	(513,211)	(329,987)
	$ 1,141,289	$ 1,468,439

NOTE 4 - PROPERTY AND EQUIPMENT

As of June 30, 2006 and 2005, property and equipment consist of the following:

	2006	2005
Machinery and equipment	$ 2,669,884	$ 2,566,254
Vehicles	4,680	4,680
Furniture and fixtures	34,791	88,559
Leasehold improvements	54,237	37,601
	2,763,592	2,697,094
Accumulated depreciation	(2,061,724)	(2,045,739)
	$ 701,868	$ 651,355

Depreciation expense for the years ended June 30, 2006 and 2005 totaled $280,197 and $229,981, respectively.

NOTE 5 - LONG TERM DEBT

As of June 30, 2006 and 2005, long-term debt consists of the following:

	2006	2005
BANK		
Term loan with bank, payable in monthly installments of $20,527 including interest at the prime rate (8.0% at June 30, 2006) plus 1.0%, due March 26, 2008. This loan is collateralized by a first lien on principally all Company assets and a $35,000 personal guarantee by the Company's Chief Executive Officer.	$ 455,711	$ 656,867
OTHER		
Note payable to stockholder, annual interest of 7.0%, due September 30, 2006	54,531	46,213
	510,242	703,080
Less current maturities	(268,717)	(252,645)
	$ 241,525	$ 450,435

Maturities of long-term debt are as follows for the periods ending June 30:

2006	$ 268,717
2007	241,525
	$ 510,242

The bank loan agreements contain financial and other covenants requiring the Company to provide certain finan information to the bank on a monthly and quarterly basis. The financial covenants require the Company to maintain a net wort $1,900,000 and a debt-to-worth ratio not in excess of 2.0 to one.

The Company also has a $1,250,000 credit line with a bank. The line bears interest at the bank's prime rate (8.00% at J 30, 2006) plus 1.0% and expires on November 3, 2006. The outstanding credit line balance as of June 30, 2006 was $110,000. outstanding credit line balance as of June 30, 2005, was $572,012.

NOTE 6 - RELATED PARTY TRANSACTIONS

Interest expense for related party obligations for the years ended June 30, 2006 and 2005, was $6,951 and $4, respectively. Accrued interest payable to related parties was $2,863 and $7,278 as of June 30, 2006 and 2005, respectively.

Braemar, Inc. leases its land and building in King, North Carolina, from King Investment Partners, a partnership whic partially owned by Company stockholders, under a lease agreement which expires June 30, 2008. Total rent expense to the affili partnership was $50,400 for each of the years ended June 30, 2006 and 2005, respectively. (See Notes 7 and 8)

NOTE 7 - LEASE OBLIGATIONS

Advanced Biosensor Inc. leases its facility under a 42-month lease agreement which will expire April 30, 2009.

Braemar, Inc. leases its Minnesota facility under a 66-month lease agreement which will expire August 31, 2011. The l for office and manufacturing space includes costs allocated by the lessor for property taxes, insurance and maintenance.

Braemar, Inc. leases its facility in King, North Carolina, under a two-year lease agreement which will expire June 30, 200

Agility Centralized Research Services, Inc. leases its facility under a one-year lease agreement which will expire January 2007.

(Contin



NOTE 7 - LEASE OBLIGATIONS, Continued

Future minimum lease payments due under these non-cancelable operating leases as of June 30, 2006 are as follows:

2007	$	186,193
2008		196,147
2009		142,802
2010		109,368
2011		112,834
2012		18,902
	$	766,246

Total rent expense for leased space was $280,602 and $288,914 for the years ended June 30, 2006 and 2005, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Carolina Medical, Inc. has been subject to environmental oversight by the North Carolina Division of Environmental and Natural Resources (DENR) in Surry County, North Carolina, involving alleged ground water contamination coming from property that had been previously owned/or leased by Carolina Medical, Inc. In June, 2006, Carolina Medical entered into a Termination of Lease, Release, Hold Harmless and Indemnification Agreement with the landlord, King Investment Partners, related to any environmental matters or potential environmental matters at the King Investment Partners' property located in King, North Carolina. In the Agreement, King Investment Partners acknowledges full and complete satisfaction of any and all past, present or future claims and causes of action, including any environmental claims related to the property. In connection with the Agreement, Carolina Medical paid King Investment Partners $45,000. Also in June, 2006, Biotel notified the State of Minnesota of its Intention to Dissolve Carolina Medical, Inc., a Minnesota Corporation.

Biotel Inc. maintains product liability insurance covering its subsidiaries. There are no known product liability claims, and management presently believes that there is no material risk of loss from product liability claims.

NOTE 9 - SIGNIFICANT CUSTOMER CONCENTRATIONS

Credit sales are made to the Company's customers in the ordinary course of business. Generally, these sales are unsecured. The Company had two major customers that accounted for approximately 27% and 10% of the Company's consolidated revenues for the year ended June 30, 2006. For the year ended June 30, 2005, the Company had three major customers which accounted for 26%, 11% and 11%, respectively, of the Company's consolidated revenues. Accounts receivable due from these customers at June 30, 2006 and 2005 totaled approximately $1,691,000 and $758,000, respectively.

NOTE 10 - STOCK OPTIONS

Biotel Inc. adopted an incentive compensation plan for board designated personnel on November 15, 2001, by amending the "Biosensor Corporation 1999 Incentive Compensation Plan." Options to purchase shares of the Company's common stock are granted at a price not less than 100% of the fair market value of the common stock, as determined by the Board of Directors using the best available market data, on the date the options are granted. As of June 30, 2006 and 2005, Biotel Inc. had 328,000 and 354,000 outstanding options, respectively. Currently, option prices range from $.375 to $2.00 per share with a weighted average remaining contract life of 2.6 years. No options were exercised during the twelve months ended June 30, 2006, and 73,000 options were exercised during the twelve months ended June 30, 2005. Option vesting and expiration is determined by the Board of Directors at the time they are awarded. No options may be awarded with an expiration greater than 10 years.

NOTE 10 - STOCK OPTIONS, Continued

A summary of the activity under the Company's plan is as follows:

	Shares Available	Outstanding Number of Shares	Outstanding Weighted Average Exercise Price	Exercisable Number of Shares	Exercisable Weighted Average Exercise Price
Balance at June 30, 2004	324,000	326,000	$ 0.6125	224,000	$ 0.532
Granted	(205,000)	205,000			
Exercised	73,000	(73,000)			
Expired	104,000	(104,000)			
Balance at June 30, 2005	296,000	354,000	$ 1.1379	185,750	$ 0.904
Granted	(10,000)	10,000			
Expired	36,000	(36,000)			
Balance at June 30, 2006	322,000	328,000	$ 1.1898	230,000	$ 1.051

NOTE 11 - INCOME TAXES

The components of the provision for income taxes are as follows for the years ended June 30, 2006 and 2005:

	2006	2005
Current provision for taxes	$ 267,954	$ 188,070
Decrease in deferred tax credits	(59,623)	(950)
Increase (decrease) in valuation allowance	14,000	(29,000)
Total provision	$ 222,331	$ 158,120

A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

	2006	2005
Computed at the federal statutory rate	34.0%	34.0%
State income taxes	3.3%	3.3%
Increase (decrease) in valuation allowance	2.1%	-4.9%
Other	-6.4%	-6.1%
	33.0%	26.3%

(Contin



NOTE 11 - INCOME TAXES, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax accounts as of June 30, 2006 and 2005 are presented below:

	2006	2005
Deferred tax assets applicable to:		
Allowance for doubtful accounts	$ 19,500	$ 27,400
Inventory reserves	200,200	128,700
Warranty reserves	38,000	30,800
Net operating loss carryforwards	266,000	260,700
AMT tax credit	42,730	42,800
Other	(78,336)	57,317
	488,094	547,717
Less valuation allowance	198,000	184,000
Deferred tax asset	$ 290,094	$ 363,717

Valuation allowances are established when necessary to reduce deferred tax assets to the amount management expects is more likely than not to be realized. This determination is made annually by management based on the anticipated level of taxable income in future years. During the years ended June 30, 2006 and 2005, management concluded that the deferred tax asset of $290,094 and $363,717, respectively, was more likely than not to be realized in future periods. The valuation allowance at June 30, 2006 and 2005, related to a portion of the federal and state net operating loss carryforwards that the Company was not expecting to realize the benefit from due to various federal and state limitations.

At June 30, 2006, the Company had federal net operating loss carryforwards totaling $389,000, which expire on various dates through 2017. The Company also had state net operating loss carryforwards totaling $2,507,000, which expire on various dates through 2024.

NOTE 12 - NET INCOME PER SHARE OF COMMON STOCK

The weighted average number of shares used in the computation of basic and diluted net income per common share as of June 30, 2006, was 2,649,827 and 2,773,237, respectively. The weighted average number of shares used in the computation of basic and diluted net income per common share as of June 30, 2005, was 2,619,846 and 2,857,635, respectively.

NOTE 13 - EMPLOYEE BENEFITS PLANS

Biotel Inc. has a 401(k) plan covering substantially all of its employees. Company contributions for the fiscal years ended June 30, 2006 and 2005, totaled $48,047 and $56,642, respectively.

NOTE 14 - OPERATIONS AND INDUSTRY SEGMENTS

The Company reports on two segments of business: OEM Medical Equipment Sales and Direct Medical Equipment Sales. The industry segment information corresponds with the Company's different customer and product types and therefore complies with the requirements of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

NOTE 14 - OPERATIONS AND INDUSTRY SEGMENTS, Continued

In calculating segment information, certain corporate operating expenses incurred for the benefit of all segments are includ on an allocated basis. The corporate profit amount includes non-allocable general corporate expenses, interest expense and oth income.

	2006			
	OEM Medical Sales & Service	Direct Medical Sales & Service	Corporate	Totals
Domestic Revenues	$ 8,553,423	$ 920,902		$ 9,474,325
International Revenues	653,490	95,517		749,007
Revenues from external customers	9,206,913	1,016,419		10,223,332
Intersegment revenues	194,822	(194,822)		-
Interest expense	6,951	-	56,785	63,736
Income tax expense	157,670	60,025	4,636	222,331
Depreciation	259,291	8,138	20,768	288,197
Segment profit	206,888	252,841	(7,504)	452,225
Goodwill	695,551	-	-	695,551
Total segment assets	4,591,726	209,076	393,518	5,194,320
Purchase of property and equipment	310,350	26,078	9,500	345,928

	2005			
	OEM Medical Sales & Service	Direct Medical Sales & Service	Corporate	Totals
Domestic Revenues	$ 8,430,143	$ 1,186,618		$ 9,616,761
International Revenues	448,654	103,201		551,855
Revenues from external customers	8,878,797	1,289,819	-	10,168,616
Intersegment revenues	272,985	(272,985)		-
Interest expense	4,309	-	69,405	73,714
Income tax expense	170,159	(16,000)	3,961	158,120
Depreciation	219,210	15,493	4,220	238,923
Segment profit	543,011	(58,761)	(40,116)	444,134
Goodwill	695,551	-	-	695,551
Total segment assets	4,777,616	194,842	502,107	5,474,565
Purchase of property and equipment	454,354	1,501	92,331	548,186

NOTE 15 - SUBSEQUENT EVENTS

During June, 2006, the Company began efforts to dissolve its Carolina Medical, Inc. subsidiary. Effective July 1, 2006, t Company's Braemar, Inc. subsidiary acquired the assets of Carolina Medical and is conducting engineering and manufacturi operations at the King, North Carolina facility previously leased by Carolina Medical.

BIOTEL
INCORPORATED



1285 Corporate Center Drive
Suite 150
Eagan MN 55121
www.biotelinc.com



BIOTEL INC.

1285 Corporate Center Drive
Suite 150
Eagan, Minnesota 55121
(651) 286-8620

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD DECEMBER 12, 2006

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Biotel Inc., a Minnesota corporation, will be held on Tuesday, December 12, 2006, at 3:30 p.m., Central Time, at our Corporate offices, 1285 Corporate Center Drive, Suite 150, Eagan, Minnesota 55121, for the following purposes:

1. To elect six directors to hold office for one-year terms or until their successors are elected or appointed.

2. To transact such other business as may properly come before the meeting and any adjournments thereof.

Only holders of record of our common stock at the close of business on November 3, 2006 will be entitled to notice of, and to vote at, the annual meeting or any adjournment thereof.

You are cordially invited to attend the annual meeting. Whether or not you plan to attend the annual meeting, please complete, sign and date the enclosed proxy and return it in the enclosed reply envelope as promptly as possible.

BY ORDER OF THE BOARD OF DIRECTORS



B. Steven Springrose
President and
Chief Executive Officer

November 10, 2006


SEC MAIL PROCESSING
RECEIVED
NOV 1 4 2006
WASH, D.C.
160
SECTION

PROXY STATEMENT

BIOTEL INC.

1285 Corporate Center Drive
Suite 150
Eagan, Minnesota 55121
(651) 286-8620

Annual Meeting of Shareholders – December 12, 2006

GENERAL

The enclosed proxy is solicited by the board of directors of Biotel Inc., a Minnesota corporation, for use at the annual meeting to be held on Tuesday, December 12, 2006, at 3:30 p.m., Central Time, at our Corporate offices, 1285 Corporate Center Drive, Suite 150, Eagan, Minnesota 55121, or any adjournment thereof. Solicitations are being made by mail and may also be made by our directors, officers and employees. Any proxy given pursuant to such solicitation may be revoked by the shareholder at any time prior to the voting thereof by so notifying us in writing at the above address, attention: B. Steven Springrose, or by appearing and voting in person at the meeting. Shares represented by proxies will be voted as specified in the proxies. In the absence of specific instructions, proxies will be voted (to the extent they are entitled to be voted on such matters) (1) FOR the election to the board of directors of the nominees named in this proxy statement and (2) in the proxy's discretion upon such other business as may properly come before the annual meeting. So far as our management is aware, no matters other than those described in this proxy statement will be acted upon at the annual meeting.

Votes cast by proxy or in person at the annual meeting will be tabulated by the election inspector appointed for the meeting and will determine whether or not a quorum is present. The election inspector will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will be considered as shares that are present for the purpose of determining the presence of a quorum, but will not be considered as present and entitled to vote with respect to that matter.

We will pay all of the expenses involved in preparing, assembling and mailing this proxy statement and the material enclosed herewith. We may reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy material to beneficial owners of stock. This proxy statement and our annual report for the fiscal year ended June 30, 2006 are being mailed to shareholders on or about November 10, 2006.

Requests for Copies of our Annual Report on Form 10-KSB

Only one copy of our annual report and proxy statement are being mailed to shareholders sharing an address unless Biotel has received contrary instructions from one or more of the shareholders. Biotel will deliver promptly upon written or oral request a separate copy of the annual report or proxy statement to a shareholder at a shared address to which a single copy was delivered. Shareholders wishing to receive additional copies of either the annual report or proxy statement for the 2006 annual meeting or who share an address with another shareholder and are receiving multiple copies and would like to receive a single copy should call B. Steven Springrose at (651) 286-8620 or send a letter to him at the following address:

Biotel Inc.
1285 Corporate Center Drive, Suite 150
Eagan, Minnesota 55121

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of November 3, 2006, the record date for determining shares entitled to notice of and to vote at our annual meeting, 2,649,827 shares of our common stock were outstanding. Each common share is entitled to one vote.

Information as to the name, address and stockholdings of: (i) each person known by Biotel to be a beneficial owner of more than five percent of our common stock; (ii) each director and nominee for election to the board of directors; (iii) each executive officer named in the Summary Compensation Table; and (iv) by all executive officers and directors, as a group, as of November 3, 2006 is set forth below. Except as indicated below, we believe that each person has the sole (or joint with spouse) voting and investment powers with respect to such shares.

Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Ownership	Percent of Class
B. Steven Springrose	245,250[2]	9.3%
Harold A. Strandquist	81,500[3]	3.1%
Judy E. Naus	43,000[4]	1.6%
L. John Ankney	10,000[5]	*
Stanley N. Bormann	28,750[6]	1.0%
David A. Heiden	10,000[7]	*
C. Roger Jones	228,150	8.6%
Spencer M. Vawter	26,000[8]	*
Ronald Ordway	154,000	5.8%
Donna Horschmann Moyer	290,830	11.0%
Charles Moyer	266,830	10.1%
Jonathon R. Ordway 1868 Tucker Industrial Road Tucker, GA 30084	220,590	8.3%
Innovative Physician Services[9] 1176 Main Street, Building C Irvine, CA 92614	180,628	6.8%
Elk Corporation [10] 2-17-4 Yushima, Bunkyo-Ku Tokyo 113-00034 Japan	180,000	6.8%
Bernard B. Klawans	145,125	5.5%

Name and Address of Beneficial Owner [(1)]	Amount and Nature of Beneficial Ownership	Percent of Class
All directors and executive officers as a group (8 persons)	672,650[(11)]	25.4%

* Less than one percent.

(1) Unless otherwise described, the address of the beneficial owner is 1285 Corporate Center Drive, Suite 150, Eagan, Minnesota 55121.

(2) Includes options for the purchase of 134,000 shares of common stock that are currently exercisable. Excludes 16,000 shares of common stock issuable upon exercise of options that are not currently exercisable and will not become exercisable within 60 days of November 3, 2006.

(3) Includes options for the purchase of 61,500 shares of common stock that are currently exercisable. Excludes 12,500 shares of common stock issuable upon exercise of options that are not currently exercisable and will not become exercisable within 60 days of November 3, 2006.

(4) Includes options for the purchase of 9,000 shares of common stock that are currently exercisable. Excludes 3,000 shares of common stock issuable upon exercise of options that are not currently exercisable and will not become exercisable within 60 days of November 3, 2006.

(5) Consists of options for the purchase of 10,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of November 3, 2006.

(6) Includes options for the purchase of 10,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of November 3, 2006.

(7) Consists of options for the purchase of 10,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of November 3, 2006.

(8) Consists of options for the purchase of 26,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of November 3, 2006.

(9) Innovative Physician Services is a wholly-owned subsidiary of Cardiac Science Corporation, a public company (CSCX). Based on publicly available information, Cardiac Science has no controlling shareholder. Therefore, the vote of Biotel shares owned by Innovative Physician Services is made by an appointed officer of Cardiac Science Corporation.

(10) Elk Corporation is a company traded on the Osaka Stock Exchange in Japan.

(11) Includes options for the purchase of 263,500 shares of common stock that are currently exercisable or will become exercisable within 60 days of November 3, 2006.

PROPOSAL 1:
ELECTION OF DIRECTORS

Nomination and Election of Directors

Our bylaws provide that the size of our board of directors shall be three directors, which number may be increased by the board. Over time the board of directors has increased its size to six directors. The proxies granted by the shareholders will be voted at the annual meeting for the election of the six persons listed below as our directors. All of the nominees were elected to the board of directors at the 2005 annual meeting of shareholders.

Nominees for Director

B. Steven Springrose
L. John Ankney
Stanley N. Bormann
David A. Heiden
C. Roger Jones
Spencer M. Vawter

In the event that one of more of the above named persons becomes unavailable for election, votes will be cast pursuant to authority granted by the enclosed proxy for such person or persons as may be designated by the board of directors, unless the board of directors determines to reduce its size appropriately.

Directors, Nominees for Director and Executive Officers

Our directors (each of whom is a nominee for director) and executive officers are as follows:

Name	Age	Position
B. Steven Springrose	57	Director and Chief Executive Officer of Biotel, Advanced Biosensor and Agility Centralized Research Services
C. Roger Jones	68	Director and Chairman
Stanley N. Bormann	65	Director
L. John Ankney	77	Director
David A. Heiden	58	Director
Spencer W. Vawter	69	Director
Harold A. Strandquist	57	President of Braemar
Judy E. Naus	61	Chief Financial Officer of Biotel; Vice President and Chief Financial Officer of Braemar

B. Steven Springrose has served as Biotel's President and Chief Executive Officer since July 2003, as Secretary since 1982, and as a director since 1982. Mr. Springrose also serves as Advanced Biosensor's and Agility Centralized Research Services' Chief Executive Officer. Mr. Springrose was employed in a management position with Biotel from 1982 through 1998 and in a management position with Braemar, Inc. from January 1999 to November 1999. Mr. Springrose served as an independent contractor for pacemaker sales from 2000 to 2004. Mr. Springrose earned his bachelor of science degree from the University of Minnesota and a master of science degree from Washington University in St. Louis, Missouri, in biomedical engineering. He also earned an MBA from the University of St. Thomas and holds three patents.

C. Roger Jones has served on Biotel's board of directors since 1998 and currently serves as the Chairman of the Board.. Mr. Jones currently serves as an independent consultant to various medical related businesses. He previously served as President and Chief Operating Officer of Carolina Medical from 1985 to 1989. From 1970 to 1985, he was Vice President of Sales and Marketing for Carolina Medical, where he also served in various other capacities since 1961. He has been Chairman of Eagle Company, Inc., a private company, since 1988.

Stanley N. Bormann has served on Biotel's board of directors since 1999. Mr. Bormann served as the President of Braemar, Inc. from 1989 until he retired in October 2002. He continues to serve as a consultant to Braemar and Biotel. Mr. Bormann received a bachelor of science degree in mechanical engineering from the University of Minnesota in 1964, with additional credits in business disciplines. Prior to his employment at Biotel, Mr. Bormann held positions at Honeywell International, Inc. in manufacturing engineering and with Control Data Corporation in engineering, field operation, product development and marketing.

L. John Ankney has served on Biotel's board of directors since 1998. Mr. Ankney has acted as an independent consultant to several companies since 1993. He served as President and Director from 1970 through 1993 for Transnational Electronic and Funding Corporation, a private investment, venture capital and management consulting company. Mr. Ankney also served as a Director of Digilog, Inc., a public company, from 1974 to 1989. He graduated from the Capitol Institute of Technology and earned a Master of Business and Public Administration degree from Southeastern University in Washington, D.C.

David A. Heiden has served on Biotel's board of directors since 1998. Since 1999 Mr. Heiden has been serving as Executive Vice President of Video Display Corporation, a public company (VIDE). From 1989 to 1998 he was President and CEO of Urological Care America, Inc., a private company that assisted urology practices in the managed care environment. He served as President and CEO of Lithotripter Technologies of the Americas from 1985 to 1989. Prior to that he was the Vice President of Marketing and Sales for Dornier Medical Systems, a private company.

Spencer M. Vawter has served on Biotel's board of directors since 1998. Mr. Vawter is currently a private consultant to several companies. He retired in 2002 from his position as Vice President of Argonaut Technologies Systems Inc., a position he had held since 2001. Argonaut Technologies Systems Inc. is a public company that develops and markets software automation products for the chemical laboratory market (AGNT). Between 1995 and 2001, Mr. Vawter served as President and CEO of Camile Products, LLC, a developer and producer of chemical laboratory automation equipment and software. Camile Products, LLC was acquired by Argonaut Technologies Systems, Inc. in 2001, whereupon Mr. Vawter assumed his duties there. Previously, Mr. Vawter served as President and Chief Executive Officer of several private urology, ultrasound and medical companies, including Mentor Urology, Avalon Technology, Biosound, and various divisions of Boehringer Mannhiem. He was also Senior Vice President of Bio-Dynamics and Director of Medical Instrumentation for the American Medical Association. Mr. Vawter holds a bachelor of arts degree from Franklin College, Franklin, Indiana, and a master of science degree from DePaul University, Chicago, Illinois.

Harold A. Strandquist has served as the President of Braemar Corporation since November 2002. He began working for Braemar in February 2002. Mr. Strandquist was Central Regional Sales Director for ELA Medical, Inc., a division of Sanofi Diagnostics Pasteur SA (of France), a pacemaker and ICD manufacturer, for approximately four years before coming to Braemar. Previously he had worked as Director of Sales and Marketing for Angeion Corporation, and joined ELA Medical, Inc. when it acquired Angeion in 1998. He also worked for Medtronic Inc. in various sales and marketing positions. Mr. Strandquist holds a bachelor of science degree with dual majors in chemistry and economics, as well as an MBA in management. In addition, he has Heart Rhythm Society (f/k/a North American Society for Pacing and Electrophysiology) certification in electro-physiology.

Judy E. Naus has served as the Chief Financial Officer of Biotel since November 2003. She also serves as the Chief Financial Officer and Vice President of Braemar, a position she has held since 1997. Ms. Naus holds a bachelor of arts degree in business administration/accounting from Augsburg College in Minneapolis, Minnesota and has been employed with Braemar since 1977.

Committees and Meetings of the Board of Directors

Spencer M. Vawter (Chairperson), L. John Ankney and David A. Heiden are the current members of the audit committee of the board of directors. Each is an "independent member," as that term is defined in the rules promulgated by the Nasdaq Stock Market. The audit committee represents the board in discharging its responsibilities relating to our accounting, reporting and financial control practices. The audit committee has general responsibility for review with management of our financial controls, accounting, and audit and reporting activities. It annually reviews the qualifications and engagement of our independent accountants, makes recommendations to the board as to their selection, reviews the scope, fees and results of their audit and reviews their management comment letters. The audit committee does not currently have a charter. Mr. Ankney is a "financial expert," as that term is used in the Exchange Act.

L. John Ankney (Chairperson) and Spencer M. Vawter are the current members of the compensation/nominating committee, which administers the 2001 Incentive Compensation Plan, oversees compensation for directors, officers and key employees of Biotel and identifies and selects nominees for directors. The committee does not have a charter. Each is an "independent member," as that term is defined in the rules promulgated by the Nasdaq Stock Market.

Spencer M. Vawter (Chairperson), L. John Ankney and B. Steven Springrose are the current members of Biotel's strategic and long range planning committee. The purpose of the committee is to analyze and suggest strategies to develop and enhance the long-term shareholder value and liquidity of Biotel.

During the fiscal year ended June 30, 2006, the board of directors met four times, the audit committee met three times, the compensation/nominating committee met on two occasions, and the strategic and long-range planning committee met one time. Except for David Heiden, each director attended, in person or by telephone, 75% or more of the aggregate total of meetings of the board of directors and meetings of committees of the board of directors on which the director serves. Six of the six directors comprising our board attended the 2005 annual meeting of shareholders.

Audit Committee Report

The audit committee has reviewed and discussed with management Biotel's audited financial statements for the fiscal year ended June 30, 2006. The audit committee has also discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (SAS 61 – Communication with Audit Committees), as amended, relating to the auditors' judgment about the quality of the accounting principles, judgments and estimates, as applied in their financial reporting.

The audit committee has received the written disclosures from the independent public accountants required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as amended, that relates to the accountants' independence from Biotel and has discussed with the independent public accountants their independence.

Based on the reviews and discussions referred to above, the audit committee recommended to the board that the audited financial statements, referred to above, be included in the annual report on Form 10-KSB for the fiscal year ended June 30, 2006 for filing with the Securities and Exchange Commission.

Spencer M. Vawter (Chairperson)
L. John Ankney
David A. Heiden

Director Nomination Process

In addition to overseeing the compensation for directors, officers and key employees of Biotel, the compensation/nominating committee periodically reviews whether the size of the board is appropriate to oversee and manage the company. If not, the committee makes appropriate changes to the size of the board. The committee also assesses whether any director vacancies are expected. If a board vacancy is likely to occur, then the committee considers candidates, including those known to the directors as well as candidates recommended by management, search firms, shareholders and other sources. The committee members conduct the initial evaluation of prospective directors and, if appropriate, follow up by gathering information on the candidates from third parties. One or more of the committee's members will interview in person or by phone those prospective candidates which suit Biotel's needs. The board of directors as a whole will then evaluate the candidates and make the final decision of who to nominate. The current nominees for election as directors were recommended by the current board of directors as a whole.

When it seeks nominees for directors; the committee looks for candidates who it believes will make contributions to the board's operations and will represent the interests of Biotel's shareholders. The committee generally considers a number of criteria when it is identifying and selecting candidates, such as past accomplishments; expertise in areas important to Biotel's success; personal qualities, and whether the prospective candidate has ample time to devote to Biotel's affairs and will likely interact well with the other board members.

The board will consider recommendations by shareholders of nominees for election as a director. Recommendations will need to be in writing, including a resume of the candidate's business and personal background and include a signed consent that the candidate is willing to be considered as a nominee and will serve if elected. Shareholder recommendations will need to be sent to Biotel Inc., Attention: B. Steven Springrose, 1285 Corporate Center Drive, Suite 150, Eagan, Minnesota 55121. Shareholder recommendations for nominees must be received no later than the date that shareholder proposals for action at the annual shareholder meeting are due.

Code of Business Conduct and Ethics

Each of Biotel's directors and employees, including its executive officers, are required to conduct themselves in accordance with ethical standards set forth in the Code of Business Conduct and Ethics adopted by the board of directors. The code is available on our website at www.biotelinc.com. Any amendments to or waivers from the code will be posted on Biotel's website. Information on our website does not constitute part of this proxy statement.

Communications with Directors

The board of directors has adopted a process for shareholders to communicate with directors. Shareholders may communicate with directors by sending a letter to the following address:

Biotel Inc.
Attention: B. Steven Springrose
1285 Corporate Center Drive
Suite 150
Eagan, Minnesota 55121

Mr. Springrose reviews all letters received and sends a summary of the correspondence to the board on a regular basis, together with copies of letters that the corporate secretary believes require board attention. In addition, a record of all letters received by Biotel is maintained so that directors may review specific correspondence.

Vote Required

The nominees who receive the highest number of affirmative votes at the meeting for each of the board seats will be elected as directors.

The board of directors recommends that the shareholders vote "FOR" the election of the nominees for director.

EXECUTIVE COMPENSATION

The following table presents summary information for the three fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004 concerning the compensation earned by our Chief Executive Officer and other executive officers whose salary and bonus were in excess of $100,000.

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other [(1)] ($)	Securities Underlying Options (#)
B. Steven Springrose[(2)]	2006	$135,318	$28,275	--	150,000
President and Chief Executive Officer of	2005	$135,000	$43,650	--	150,000
Biotel	2004	$119,977	$9,674	--	80,000
Harold A. Strandquist	2006	$122,759	$55,190	$6,000	74,000
President of Braemar	2005	$120,709	$49,988	$6,000	74,000
	2004	$96,369	$12,887	$6,000	--
Judy E. Naus	2006	$92,257	$10,000	--	15,000
Chief Financial Officer of Biotel	2005	--	--	--	--
And Vice President and Chief Financial	2004	--	--	--	--
Officer of Braemar					

(1) Amounts reflect auto allowance.

Option Grants During Fiscal Year End June 30, 2006

The following tables summarize the stock option grants during fiscal year 2006 to the named executive officers and the value of all options held by the named executive officers as of June 30, 2006. No options were exercised during fiscal year 2006 by such individuals.

Option Grants During Fiscal Year Ended June 30, 2006

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees During Fiscal Year Ended June 30, 2006	Exercise Price ($/sh)	Expiration Date
B. Steven Springrose	--	N/A	N/A	N/A
Harold A. Strandquist	--	N/A	N/A	N/A
Judy E. Naus	--	N/A	N/A	N/A

Aggregated Option Exercises During Fiscal Year Ended June 30, 2006 and Option Values at June 30, 2006

Name	Shares Acquired on Exercise (#)	Value Realized ($) [1]	Number of Securities Underlying Options at June 30, 2006 (#) Exercisable / Unexercisable	Value of Unexercised In-The-Money Options at June 30, 2006 ($) [2] Exercisable / Unexercisable
B. Steven Springrose	--	--	98,000 / 52,000	$72,450 / $38,800
Harold A. Strandquist	--	--	49,000 / 25,000	$28,100 / <$2,500>
Judy E. Naus	--	--	9,000 / 6,000	<$900> / <$600>

(1) The value realized is determined by multiplying the number of shares exercised by the favorable difference between the exercise price per share and the closing bid price per share on the date of exercise.

(2) The value of unexercised in-the-money options is determined by multiplying the number of shares subject to such options by the favorable<unfavorable> difference between the exercise price per share and $1.90, the closing price per share on June 30, 2006.

Board of Director Compensation

Upon an initial election to the board of directors, a director typically receives a one-time option grant of 10,000 shares of common stock. The chairman of the board of directors receives annual compensation of $12,000 for board services. The other non-employee directors each receive additional annual compensation of $4,000 for board services, including any committee service. B. Steven Springrose, the only employee director, does not receive any compensation other than his compensation package as an employee of Biotel and the initial stock option grant. The directors are also reimbursed for travel, lodging and other reasonable expenses incurred in attending board of directors or committee meetings.

Certain Transactions

Braemar leases its North Carolina facilities pursuant to a lease agreement with King Investment Partners, an entity in which C. Roger Jones, a director, is a partner. Total rent expense to King Investment Partners was $50,400 for each of the fiscal years ended June 30, 2006 and June 30, 2005. The lease expires on June 30, 2008.

We paid C. Roger Jones, a director, $30,568 in consulting fees, during the fiscal year ended June 30, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER BIOTEL'S EQUITY COMPENSATION PLAN

The following table sets forth certain information about Biotel common stock that may be issued upon the exercise of options as of June 30, 2006 under the 2001 Incentive Compensation Plan, which is Biotel's only equity compensation plan.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	328,000	$1.1898	322,000
Equity compensation plans not approved by securities holders	--	--	--
Total	328,000	$1.1898	322,000

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires Biotel's directors and officers, and persons who own more than 10% of Biotel's common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock. Officers, directors and 10% shareholders are also required by SEC regulation to furnish us with copies of all Section 16(a) reports forms they file.

To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended June 30, 2006, our officers, directors and 10% shareholders complied with their Section 16(a) filing requirements in a timely manner.

INDEPENDENT AUDITORS

The audit committee and the board of directors approved the appointment of Elliott Davis, LLP as Biotel's independent auditor for the fiscal year ending June 30, 2007. Representatives of Elliott Davis, LLP are not expected to be present at the meeting, but will have an opportunity to make a statement telephonically if they desire to do so and will be available to respond to appropriate questions.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Biotel's independent auditor has not resigned, declined to stand for re-election or been dismissed in either of the two most recent fiscal years. Elliott Davis, LLP has served as Biotel's auditor during this two-year period.

Independent Auditor's Fees

The following table presents fees for professional services rendered by Elliott Davis, LLP for the audit of Biotel's financial statements for the fiscal years ended June 30, 2006 and June 30, 2005, and fees billed by Elliott Davis, LLP for other services during those periods:

	2006	2005
Audit Fees	$ 49,385	$ 78,500
Audit Related Fees	4,050	2,200
Tax Fees	1,500	766
All Other Fees	--	--
Total	$ 54,935	$ 81,466

Audit Fees were for professional services for auditing and reviewing Biotel's financial statements, as well as for consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Audit Related Fees were for professional services related to auditing and reviewing Biotel's financial statements, including advising Biotel as to complying with accounting policies and transactional planning.

Tax Fees were for professional services for tax planning and compliance.

All Other Fees were for professional services not applicable to the other categories.

Approval of Independent Auditors' Services

The audit committee meets prior to filing any Form 10-QSB or 10-KSB to approve those filings. In addition, the committee meets to discuss audit plans and anticipated fees for audit and tax work prior to the commencement of that work, and approves the engagement of the independent auditors before the independent auditors are engaged. All fees paid to the independent auditors are pre-approved by the audit committee. These services may include audit services, audit-related services, tax services and other services.

PROPOSALS OF SHAREHOLDERS

Any shareholder proposal intended to be considered for inclusion in the proxy statement for presentation at our 2007 annual meeting must be received by us by June 30, 2007. The proposal must be in accordance with the provisions of Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. We suggest that you submit your proposal by certified mail -- return receipt requested. If you intend to present a proposal at our 2007 annual meeting without including such proposal in our proxy statement, then you must provide us with notice of such proposal no later than September 21, 2007. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

OTHER MATTERS

The board of directors does not intend to bring before the meeting any business other than as set forth in this proxy statement, and has not been informed that any other business is to be presented to the meeting. However, if any matters other than those referred to above should properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their best judgment.

Please sign and return promptly the enclosed proxy in the envelope provided if you are a holder of common stock. The signing of a proxy will not prevent your attending the meeting and voting in person.

BY ORDER OF THE BOARD OF DIRECTORS



B. Steven Springrose
President and
Chief Executive Officer

November 10, 2006

GP:2011779 v1

BIOTEL INC.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned having duly received the Notice of Annual Meeting and the Proxy Statement dated November 10, 2006, hereby appoints the President and Chief Executive Officer, B. Steven Springrose, and the Chief Financial Officer, Judy E. Naus, as proxies (each with the power to act alone and with the power of substitution and revocation) to represent the undersigned and to vote, as designated below, all common shares of Biotel Inc. held of record by the undersigned on November 3, 2006, at the Annual Meeting of Shareholders to be held on December 12, 2006 at 1285 Corporate Center Drive, Suite 150, Eagan, Minnesota 55121, at 3:30 p.m., Central Time, and at any adjournment thereof.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR.

1. PROPOSAL TO ELECT SIX DIRECTORS

☐ FOR all nominees listed below *(except as marked to the contrary below)*

☐ WITHHOLD AUTHORITY *to vote for all nominees listed below*

B. Steven Springrose	***L. John Ankney***	***Stanley N. Bormann***
David A. Heiden	***C. Roger Jones***	***Spencer M. Vawter***

INSTRUCTION: To withhold authority to vote for an individual nominee or nominees, write the person's name on the line below.

____

2. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT.

This Proxy, when properly executed, will be voted in the manner directed on the Proxy by the undersigned shareholder. **IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF EACH OF THE NOMINEES TO THE BOARD LISTED IN PROPOSAL 1.**

Please sign exactly as your name appears. When shares are held by joint tenants, both should sign. If signing as attorney, guardian, executor, administrator or trustee, please give full title as such. If a corporation, please sign in the corporate name by the president or other authorized officer. If a partnership, please sign in the partnership name by an authorized person.

____
(Signature)

____
(Signature, if held jointly)

Dated: ________________________, 2006

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED RETURN ENVELOPE.